SECOND QUARTER 2003

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

Six Months Ended

June 30, 2003

SUN LIFE FINANCIAL INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

	(unaudited, in millions of Canadian dollars, except for per share amounts)
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED

	JUNE 30	JUNE 30	JUNE 30	JUNE 30
	2003	2002	2003	2002

REVENUE
Premium income:
Annuities	$1,288	$2,229	$2,837	$4,317
Life insurance	1,581	1,180	3,104	2,132
Health insurance	566	466	1,158	877

	3,435	3,875	7,099	7,326
Net investment income	1,460	1,136	2,849	2,303
Fee income	684	821	1,389	1,641

	5,579	5,832	11,337	11,270

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,753	1,369	2,905	2,753
Annuity payments	401	349	815	597
Death and disability benefits	638	426	1,311	764
Health benefits	344	345	761	659
Policyholder dividends and interest on claims and deposits	308	233	631	441

	3,444	2,722	6,423	5,214
Net transfers to segregated funds	143	316	119	827
Increase in actuarial liabilities	218	1,364	1,320	2,322
Commissions	449	481	915	932
Operating expenses	705	781	1,375	1,356
Premium taxes	45	26	89	57
Interest expense	53	39	108	77

	5,057	5,729	10,349	10,785

OPERATING INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	522	103	988	485
Income taxes	133	15	238	122
Non-controlling interests in net income of subsidiaries	20	19	39	40

NET INCOME FROM CONTINUING OPERATIONS	369	69	711	323
Income from discontinued operations, net of income taxes (Note 4)	—	3	—	3

TOTAL NET INCOME	369	72	711	326
Less:
Participating policyholders’ net income (loss)	3	1	2	(1)

SHAREHOLDERS’ NET INCOME	$366	$71	$709	$327

Basic earnings per share from continuing operations (Note 7)	$0.60	$0.13	$1.16	$0.69
Basic earnings per share (Note 7)	$0.60	$0.14	$1.16	$0.70
Diluted earnings per share from continuing operations (Note 7)	$0.60	$0.13	$1.15	$0.69
Diluted earnings per share (Note 7)	$0.60	$0.14	$1.15	$0.70

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	(unaudited, in millions of Canadian dollars)
	AS AT

	JUNE 30	DECEMBER 31		JUNE 30
	2003	2002	*	2002	*

ASSETS
Bonds	$65,455	$73,367		$67,410
Mortgages	14,138	15,799		15,628
Stocks	3,324	4,221		4,791
Real estate	3,005	3,223		3,288
Cash, cash equivalents and short-term securities	6,463	7,152		7,030
Policy loans and other invested assets	5,986	6,726		5,921

Total invested assets	98,371	110,488		104,068
Goodwill	5,640	5,969		5,825
Other assets	7,544	6,995		8,066

Total general fund assets	$111,555	$123,452		$117,959

Segregated funds net assets	$49,746	$52,755		$53,603

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities	$78,385	$89,912		$84,724
Amounts on deposit	3,067	3,262		3,170
Deferred net realized gains	3,088	3,456		3,460
Other liabilities	9,044	7,635		8,377

Total general fund liabilities	93,584	104,265		99,731
Subordinated debt	1,903	1,974		1,996
Cumulative capital securities of a subsidiary	804	948		906
Non-controlling interests in subsidiaries	1,333	1,356		1,370
Total equity	13,931	14,909		13,956

Total general fund liabilities and equity	$111,555	$123,452		$117,959

Segregated funds contract liabilities	$49,746	$52,755		$53,603

* As restated (Note 3)

The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chief Executive Officer

Ronald W. Osborne
Director

www.sunlife.com Second Quarter Report 2003

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Equity

	(unaudited, in millions of Canadian dollars)
	FOR THE SIX MONTHS ENDED

	PARTICIPATING		JUNE 30	JUNE 30
	POLICYHOLDERS	SHAREHOLDERS	2003	2002

SHARE CAPITAL
Balance, beginning of period	$—	$7,477	$7,477	$1,100
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition (Note 3)		63	63	6,329
Stock option compensation	—	16	16	7
Stock options exercised	—	3	3	24
Common shares purchased for cancellation (Note 6)	—	(136)	(136)	—

Balance, end of period	—	7,423	7,423	7,460

RETAINED EARNINGS
Balance, beginning of period	73	6,621	6,694	5,994
Balance of participating policyholders’ account of Clarica Life Insurance Company at date of acquisition	—	—	—	(3)
Net income	2	709	711	326
Dividends on common shares	—	(208)	(208)	(121)
Common shares purchased for cancellation (Note 6)	—	(181)	(181)	—

Balance, end of period	75	6,941	7,016	6,196

CURRENCY TRANSLATION ACCOUNT
Balance, beginning of period	3	735	738	631
Changes for the period	(7)	(1,239)	(1,246)	(331)

Balance, end of period	(4)	(504)	(508)	300

Total equity	$71	$13,860	$13,931	$13,956

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Cash Flows

	(unaudited, in millions of Canadian dollars)
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED

	JUNE 30	JUNE 30	JUNE 30	JUNE 30
	2003	2002	2003	2002

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income from continuing operations	$369	$69	$711	$323
New mutual fund business acquisition costs capitalized	(46)	(43)	(87)	(99)
Redemption fees of mutual funds	19	30	40	59
Items not affecting cash	130	666	1,587	1,635

Net cash provided by operating activities	472	722	2,251	1,918

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowed funds	(50)	(120)	65	(54)
Issuance of subordinated debt	—	799	—	799
Redemption of subordinated debt	—	—	—	(300)
Issuance of Sun Life ExchangEable Capital Securities-Series B	—	200	—	200
Issuance of common shares on exercise of stock options	2	24	3	24
Shares purchased for cancellation (Note 6)	(201)	—	(317)	—
Dividends paid on common shares	(103)	(61)	(208)	(121)

Net cash provided by (used in) financing activities	(352)	842	(457)	548

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	10,437	7,358	18,912	15,855
Purchases of bonds, mortgages, stocks and real estate	(11,461)	(9,231)	(21,048)	(19,291)
Policy loans	(36)	(93)	(62)	(103)
Short-term securities	422	320	228	1,060
Other investments	50	68	(28)	16
Net cash held by acquiree at date of acquisition	—	2,749	—	2,749

Net cash provided by (used in) investing activities	(588)	1,171	(1,998)	286

Net cash provided by (used in) discontinued operations	—	(38)	273	(38)

Changes due to fluctuations in exchange rates	(199)	(103)	(418)	(113)

Increase (decrease) in cash and cash equivalents	(667)	2,594	(349)	2,601
Cash and cash equivalents, beginning of period	4,474	2,590	4,156	2,583

Cash and cash equivalents, end of period	3,807	5,184	3,807	5,184
Short-term securities, end of period	2,656	1,846	2,656	1,846

Cash, cash equivalents and short-term securities, end of period	$6,463	$7,030	$6,463	$7,030

Supplementary Information
Cash and cash equivalents:
Cash			$368	$524
Cash equivalents			3,439	4,660

			$3,807	$5,184

Cash disbursements made for:
Interest on borrowed funds, subordinated debt and cumulative capital securities	$102	$62	$107	$80

Income taxes, net of refunds	$44	$161	$50	$244

The attached notes form part of these interim consolidated financial statements.

www.sunlife.com Second Quarter Report 2003

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars)
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED

	JUNE 30	JUNE 30	JUNE 30	JUNE 30
	2003	2002	2003	2002

ADDITIONS (REDUCTIONS) TO SEGREGATED FUNDS
Deposits:
Annuities	$1,263	$1,403	$2,466	$2,636
Life insurance	161	75	229	363

	1,424	1,478	2,695	2,999
Net transfers from general funds	143	316	119	827
Net realized and unrealized gains (losses)	3,811	(5,203)	2,035	(5,319)
Other investment income	450	488	744	685

	5,828	(2,921)	5,593	(808)

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	1,561	1,781	3,509	3,434
Management fees	140	148	270	287
Taxes and other expenses	32	(5)	58	30
Effect of changes in currency exchange rates	2,532	1,448	4,765	1,575

	4,265	3,372	8,602	5,326

Net additions (reductions) to segregated funds for the period	1,563	(6,293)	(3,009)	(6,134)
Acquisition	—	11,193	—	11,193
Segregated funds net assets, beginning of period	48,183	48,703	52,755	48,544

Segregated funds net assets, end of period	$49,746	$53,603	$49,746	$53,603

Consolidated Statements of Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars)
	AS AT

	JUNE 30	DECEMBER 31	JUNE 30
	2003	2002	2002

ASSETS
Segregated and mutual fund units	$36,947	$38,377	$39,917
Stocks	6,900	7,452	8,324
Bonds	5,198	5,896	4,293
Cash, cash equivalents and short-term securities	1,373	1,530	995
Real estate	123	170	276
Mortgages	121	146	138
Other assets	1,498	965	367

	52,160	54,536	54,310

LIABILITIES	2,414	1,781	707

Net assets attributable to segregated funds policyholders	$49,746	$52,755	$53,603

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1.   Basis of Presentation

Sun Life Financial Inc. (formerly Sun Life Financial Services of Canada Inc.) and its subsidiaries are collectively referred to as “the Company”. Sun Life Financial Inc. prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada. These interim consolidated financial statements follow the same accounting policies and methods of computation as the annual 2002 consolidated financial statements, with the exception of the changes in accounting policies as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2.   Changes in Accounting Policies

Disposal of Long-Lived Assets and Discontinued Operations: In the fourth quarter of 2002, the Company adopted the new accounting requirements in the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, effective January 1, 2002 for transactions occurring on or after January 1, 2002 and discontinued operations existing at that date.

This standard establishes the accounting requirements for long-lived assets to be disposed of by sale and discontinued operations and requires that those long-lived assets be measured at the lower of their carrying amounts or fair values less costs to sell. It broadens the reporting of discontinued operations to include all components of an entity with operations and cash flows that can be distinguished from the rest of the Company. Discontinued operations will no longer include future operating losses, other than to the extent they are included in the fair value of the asset.

As a result of adopting this standard, the Company has reclassified revenues, expenses and cash flows of its accident and health reinsurance and guaranteed minimum income benefit businesses to continuing operations for 2002, as this line of business no longer qualifies as a discontinued operation. This reclassification had no impact on net income. However, Clarica U.S., Inc. (Clarica U.S.) met the requirements to be classified as a discontinued operation, based upon the formal plan of disposal approved in 2002 and its designation as a held-for-sale investment. The sale of Clarica U.S. closed on January 7, 2003 as described in Note 4.

Disclosure of Guarantees: The Company adopted the new accounting requirements in CICA Handbook Accounting Guideline 14, Disclosure of Guarantees, on January 1, 2003. This Accounting Guideline requires that significant guarantees and indemnification agreements provided by a guarantor be disclosed without regard to whether the guarantor will have to make any payments under the guarantees or the indemnification agreements. Letters of credit and indemnities given by the Company were disclosed in Note 26 of the 2002 annual consolidated financial statements. There have been no material changes, for the period ended June 30, 2003, to the disclosures related to the guarantees and indemnification agreements as reported in the most recent annual consolidated financial statements.

Impaired Loans: The Company adopted the new accounting requirements in CICA Handbook Section 3025, Impaired Loans, to asset foreclosures occurring on and after May 1, 2003. A long-lived foreclosed asset is classified as held for sale only if certain criteria in the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, are met. A long-lived foreclosed asset classified as held for sale is measured at fair value less cost to sell. Foreclosed assets, other than long-lived assets that meet the criteria to be classified as held for sale, are initially measured at fair value. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss will be recorded at the time of foreclosure. This change in accounting policy did not have a material impact on these interim consolidated financial statements.

www.sunlife.com Second Quarter Report 2003

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3.   Acquisitions

Effective March 20, 2003, the Company increased its ownership percentage in CI Fund Management Inc. (CI) from 31.7% to 34% by issuing approximately 2 million common shares of Sun Life Financial Inc. in exchange for approximately 5 million common shares of CI. The 2 million common shares of Sun Life Financial Inc. were recorded at a total fair value of $63. The acquired unamortized intangible asset consists of fund management contracts of $43. The investment is accounted for using the equity method of accounting and is included in other invested assets on the consolidated balance sheets.

The transaction is summarized below:

CI

Percentage of shares acquired	2.3%
Net balance sheet assets acquired:
Invested assets	$1
Other assets	44

45

Other liabilities	17

$28

Consideration:
Common shares issued	$63

Goodwill on acquisition	$35

In the second quarter of 2003 the Company reviewed the fair value calculations for certain non-marketable securities and the reserves for the run-off reinsurance related to the acquisition of Clarica Life Insurance Company (Clarica). For the non-marketable securities it was identified that the fair value was overstated. For the run-off reinsurance reserves a provision for adverse deviations had been omitted. As at June 30, 2002, the combined impact of these error corrections was to restate actuarial and other policy liabilities and goodwill upwards by $48 and $70, respectively. Bonds and other liabilities were restated downwards by $56 and $34, respectively.

4.   Disposals and Discontinued Operations

Effective January 7, 2003, the Company sold all the common shares of Clarica U.S. to Midland National Life Insurance Company for approximately $414 in cash. A loss of $48 on the sale of Clarica U.S. was accrued in 2002. As a result of the plan of disposal, Clarica U.S. is being accounted for as a discontinued operation as mentioned in Note 2.

The sale transaction is summarized below:

Clarica U.S.

Percentage of shares disposed of	100%
Net balance sheet assets disposed of:
Invested assets	$5,047
Other assets	225

5,272

Actuarial liabilities and other policy liabilities	4,265
Other liabilities	553

4,818

$454

Consideration:
Net proceeds of disposal	$414
Transaction and other related costs	8

$406

Pre-tax loss on sale	$48

Cash and cash equivalents disposed of	$133

Sun Life Financial Inc.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.   Disposals and Discontinued Operations (Cont’d)

The components of income from discontinued operations shown in the interim consolidated statements of operations are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

REVENUE	$—	$123	$—	$123
EXPENSES	—	118	—	118

Net operating income before income taxes	—	5	—	5
Income taxes expense	—	2	—	2

Income from discontinued operations, net of income taxes	$—	$3	$—	$3

The following amounts relating to discontinued operations are included in the interim consolidated balance sheets:

	June 30	June 30
	2003	2002

ASSETS
Invested assets	$—	$4,184
Other assets	—	162

Total assets	$—	$4,346

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities	$—	$3,628
Other liabilities	—	239
Equity	—	479

Total liabilities and equity	$—	$4,346

Effective February 28, 2003, the Company sold its United Kingdom group insurance business to Unum Limited (UnumProvident), a United Kingdom subsidiary of UnumProvident Corporation. Under the agreements, UnumProvident acquired the Company’s United Kingdom group income protection business together with the renewal rights to the group life business. The transaction resulted in a gain that is not considered material to these interim consolidated financial statements.

5.   Restructuring and Other Related Charges

In conjunction with the acquisition of Clarica in 2002, the Company developed a plan to restructure the combined operations of its consolidated subsidiaries, Sun Life Assurance Company of Canada and Clarica. The Company expects the restructuring to be substantially completed by the end of 2003. The Company has recorded an increase in actuarial liabilities and a charge for restructuring costs in 2002. These costs cover future increased renewal commission expenses, severance, eliminating duplicate systems, facilities and operations, as well as other exiting costs. As at June 30, 2003, the remaining balance on these expected future costs, other than commissions, was as follows:

		Amount Utilized
	Expected				Ending
	Future Costs	2002	2003	Total	Balance

Costs of eliminating duplicate systems	$136	$58	$46	$104	$32
Costs of eliminating duplicate operations	140	53	45	98	42
Compensation costs	146	37	26	63	83
Transaction costs	107	104	—	104	3
Costs of consolidating facilities	26	2	2	4	22

Total	$555	$254	$119	$373	$182

6.   Normal Course Issuer Bid and Cancellation of Common Shares

On February 12, 2003, the Company announced that the Board of Directors had authorized the purchase of up to 31 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. The purchases were and will be made under a normal course issuer bid in accordance with the rules of The Toronto Stock Exchange (Exchange). The normal course issuer bid covers the period from February 14, 2003 to January 5, 2004, unless the maximum number of common shares is purchased before January 5, 2004. Transactions were and will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. The shares purchased as part of the normal course issuer bid are cancelled following purchases. As at June 30, 2003, the Company had purchased approximately 11 million of its common shares at an average price of $28.14 per share for a total amount of $317. Of this amount, purchases of approximately $4 were not cancelled until July, 2003.

In accordance with the provisions of the Demutualization Plan of Sun Life Assurance Company of Canada and the share capital by-law of Sun Life Financial Inc., unclaimed demutualization benefits issued to eligible policyholders whose addresses were not known to the Company (lost policyholders) were cancelled on February 22, 2003. The unclaimed demutualization benefits that were cancelled on February 22, 2003 include approximately three million common shares of Sun Life Financial Inc. with a nominal share capital, accumulated dividends of approximately $3 and demutualization benefits payable in cash of approximately $10. Under the Demutualization Plan, lost policyholders may claim their cancelled demutualization benefits (including all unpaid dividends on shares) at any time without interest.

www.sunlife.com Second Quarter Report 2003

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.   Earnings Per Share

	For the three months ended			For the six months ended
	June 30	June 30		June 30	June 30
	2003	2002		2003	2002

BASIC EARNINGS PER SHARE
Shareholders’ net income from continuing operations	$366	$68		$709	$324
Income from discontinued operations, net of income taxes	—	3		—	3

Shareholders’ net income	$366	$71		$709	$327

Weighted average number of shares outstanding (in millions)	610	499		613	466

Basic earnings per share from continuing operations	$0.60	$0.13		$1.16	$0.69
Basic earnings per share from discontinued operations	—	0.01		—	0.01
Basic earnings per share	$0.60	$0.14		$1.16	$0.70

DILUTED EARNINGS PER SHARE
Shareholders’ net income from continuing operations	$366	$68		$709	$324
Less: Effect of stock options of subsidiaries(1)	1	1		1	2

Shareholders’ net income from continuing operations on a diluted basis	$365	$67		$708	$322
Income from discontinued operations, net of income taxes	—	3		—	3

Shareholders’ net income on a diluted basis	$365	$70		$708	$325

Weighted average number of shares outstanding on a diluted basis (in millions)(1)	610	499	(2)	613	466	(2)

Diluted earnings per share from continuing operations	$0.60	$0.13		$1.15	$0.69
Diluted earnings per share from discontinued operations	$—	$0.01		$—	$0.01
Diluted earnings per share	$0.60	$0.14		$1.15	$0.70

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options as well as the unrecognized compensation cost would be used to purchase common shares at the average market prices during the period.

(2)	Clarica stock options have been included in the calculations of the diluted earnings per share for the three and six months ended June 30, 2002, as they are exercisable to acquire common shares of Sun Life Financial Inc.

8.   Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, M.F.S., SLF Asia, SLF United Kingdom and Corporate Capital. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments has its own management and all of these segments operate in the financial services industry. They derive their revenues principally from wealth management operations (mutual funds, investment management and annuities), protection services (life and health insurance, life retrocession and financial reinsurance) and other (primarily investments of a corporate nature and earnings on capital not attributed to the strategic business units).

Corporate Capital includes the accident and health reinsurance operations and those operations for which management responsibility resides in head office. Net income (loss) from continuing operations in this category is shown net of certain expenses borne centrally. As Clarica U.S. has been discontinued, revenue, expenses and net income (loss) from continuing operations does not include these results. However, the assets of the discontinued operation are included in SLF United States’ assets.

Transactions occurring between segments consist primarily of internal financing agreements. Inter-segment transactions are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and six months ended June 30, 2003 consists of interest of $88 and $185, respectively ($68 and $137, respectively, in 2002) and fee income of $11 and $23, respectively ($19 and $39, respectively, in 2002).

	Results by segment for the three months ended June 30, 2003

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$2,112	$2,627	$411	$140	$371	$17	$(99)	$5,579

Net income (loss) from continuing operations	$220	$64	$42	$6	$43	$(6)	$—	$369

	Results by segment for the three months ended June 30, 2002

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$1,323	$3,247	$538	$185	$537	$89	$(87)	$5,832

Net income (loss) from continuing operations	$97	$70	$58	$4	$66	$(226)	$—	$69

Sun Life Financial Inc.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.   Segmented Information (Cont’d)

	Results and assets by segment for the six months ended June 30, 2003

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$4,262	$5,247	$819	$285	$774	$158	$(208)	$11,337

Net income (loss) from continuing operations	$404	$117	$70	$13	$93	$14	$—	$711

ASSETS
General fund assets	$51,422	$42,594	$1,064	$1,981	$10,442	$4,381	$(329)	$111,555
Segregated funds net assets	$19,664	$23,561	$—	$6	$6,515	$—	$—	$49,746
Other assets under management	$22,042	$2,339	$170,434	$68	$—	$—	$(14,008)	$180,875

	Results and assets by segment for the six months ended June 30, 2002

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$2,305	$6,561	$1,081	$308	$1,001	$190	$(176)	$11,270

Net income (loss) from continuing operations	$156	$168	$105	$6	$108	$(220)	$—	$323

ASSETS
General fund assets	$50,191	$49,268	$1,510	$1,916	$11,643	$3,472	$(41)	$117,959
Segregated funds net assets	$19,362	$27,003	$—	$2	$7,236	$—	$—	$53,603
Other assets under management	$27,803	$2,610	$185,753	$52	$—	$—	$(19,116)	$197,102

9.   Changes in Actuarial Liabilities

Changes in actuarial liabilities for the six months ended June 30, 2003 and June 30, 2002 are as follows:

	2003	2002

Actuarial liabilities, January 1	$87,165	$57,858

Normal increase in liabilities from new policies and in-force business	1,314	2,322
Significant changes in assumptions or methodology:
Gross increases	143	—
Gross decreases	(137)	—

Increase in actuarial liabilities	1,320	2,322

Acquisition	—	23,929
Changes in intrinsic value of options that hedge the GMDB(1)	(171)	11
Increases in actuarial liabilities related to the restructuring	—	132
Dispositions, discontinued operations and other	(5,067)	97
Effect of changes in currency exchange rates	(7,214)	(2,124)

Actuarial liabilities, June 30	76,033	82,225
Add: other policy liabilities(2)	2,352	2,499

Actuarial liabilities and other policy liabilities, June 30	$78,385	$84,724

(1)	The changes in intrinsic value of the options that hedge guaranteed minimum death benefits (GMDB) products were included in increase in actuarial liabilities in the interim consolidated statements of operations and other invested assets in the interim consolidated balance sheets.

(2)	As restated (Note 3).

During the quarter, the Company implemented a number of changes in its U.S. actuarial liability calculations. These reflect improved modelling capabilities now permitted under the updated Canadian Institute of Actuaries Consolidated Standards of Practice and the impact of lower interest rates on the cost of certain guarantees.

www.sunlife.com Second Quarter Report 2003

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.   Provisions for Certain Contingencies

REINSURANCE MATTERS

Certain of the arrangements in the reinsurance business remaining with the Company in run-off are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

UNICOVER

The Company has completed an arbitration proceeding in the United States with Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool in respect of certain contracts of reinsurance of accident and health insurance components of U.S. workers’ compensation insurance policies for a three year term. A final award was delivered by the Arbitration Panel in October 2002 and clarified on January 28, 2003. The Arbitration Panel’s decision is confidential. A second arbitration dealing with separate contracts of reinsurance between the Company and the members of the Unicover reinsurance pool covering an earlier one year term has been commenced and is in the very early procedural stages.

The Company is also engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to the Company. Those contracts would provide coverage for Unicover-related claims (as well as certain non-Unicover claims). Those companies are disputing their obligation to provide coverage to the Company under their respective contracts of reinsurance. Other reinsurers of the Company may institute similar proceedings.

The Company established provisions of $150 after taxes during 1999 in connection with the Unicover business. Since establishing the provision, the Company has achieved certain settlements in connection with the Unicover related claims. The remaining provision is consistent with the Company’s assessment of its liabilities following the decision of the Arbitration Panel.

LEGAL PROCEEDINGS

The Company is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of the Company.

11.   Subsequent Event

At the Annual Meeting of the shareholders of Sun Life Financial Services of Canada Inc. on June 4, 2003, the shareholders approved the change of the Company’s name to Sun Life Financial Inc. The Company’s name was changed to Sun Life Financial Inc. pursuant to Letters Patent of Amendment effective July 2, 2003.

12.   Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2003.

Sun Life Financial Inc.